UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

COMMISSION FILE NUMBER: 000-53563

NOTIFICATION OF LATE FILING

(Check One)  [X] Form 10-K and Form 10-KSB[ ] Form 20-F [ ] Form 11-K
[  ] Form 10-Q and Form 10-QSB[ ] Form N-SAR

For Period Ended: March 31, 2011

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: _______________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission hasverified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:    N/A

PART I
REGISTRANT INFORMATION

Full Name of Registrant:	Legend Mining Inc.

Former Name if Applicable:

Address of Principal Executive Office

Street and Number:	2-46 DeZhennan Rd., Suite 403, Yuesiu District, Guangzhou
City, State and Zip Code:	Guangdong Province, China

PART II
RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to RULE 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by RULE 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

The Company's Quarterly Report on Form 10-K for the annual period ended March 31, 2011 cannot be filed within the prescribed time period because the Company requires additional time for it’s prior independent certifying accounting firm to review the disclosure included in the Form 10-K and to provide their consent to the audited financial statements as of March 31, 2011. The Company's Annual Report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date.

PART IV
OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification

Tao Chen	86-13268166474
(Name)	(Area Code) (Telephone Number)

(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?

If the answer is no, identify report(s).  [X] Yes [ ] No

(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Legend Mining Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2011
By: /s/ Tao Chen
Name: Tao Chen
Title: President and CEO